EXHIBIT 21.1

Subsidiaries of the Registrant

Set forth below is a list of subsidiaries of the Registrant. Unless otherwise indicated, all of the subsidiaries listed below are wholly-owned subsidiaries of The Active Network, Inc. and are owned directly by either The Active Network, Inc. or by wholly-owned subsidiaries of The Active Network, Inc.

Subsidiary	Jurisdiction of Formation
The Active Network, (EU) Ltd.	UK
The Active Network (Aus-NZ) Pty. Ltd	Australia
Reserve America Holdings, ULC	British Columbia
Reserve America, Inc.	Delaware
RTP, LLC	Colorado
ServiceU Corporation	Tennessee
Active Canada Holdings ULC	British Columbia
The Active Network Ltd.	British Columbia
The Active Network, Ltd. (Chengdu)	China
The Active Network, Ltd. (Xian)	China
The Active Network (Asia) Pte. Ltd.	Singapore
StarCite, Inc.	Delaware
StarCite Ltd. (UK)	UK
StarCite GmbH (Germany)	Germany
Softweb Corp.	BVI
iEasy Ltd.	BVI
StarCite (Hong Kong) Ltd.	Hong Kong
StarCite (Shanghai) Ltd.	China